UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12933
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)
We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 22, 2007

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

Assets:
Investments, at fair value	$223,209,915	$190,327,702
Participant loans	2,063,553	2,288,875

Assets held for investment purposes	225,273,468	192,616,577

Employer contribution receivable	169,551	—
Dividends receivable	715,263	—

Total assets	226,158,282	192,616,577

Liabilities:
Other liabilities	3,070	4,466

Net assets available for benefits	$226,155,212	$192,612,111

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Dividends and interest	$7,988,215
Net realized and unrealized appreciation in fair value of investments	17,381,404

25,369,619

Contributions:
Participants’	14,899,799
Employer’s	3,996,362

18,896,161

Total additions	44,265,780

Deductions from net assets attributed to:
Withdrawals and distributions	10,588,237
Administrative expenses	134,442

Total deductions	10,722,679

Net increase in net assets	33,543,101

Net assets available for benefits:
Beginning of year	192,612,111

End of year	$226,155,212

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration — The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. From April 1, 2006 through December 31, 2006, MG Trust Company, L.L.C. (MG Trust) acted as the trustee and custodian. From January 1, 2006 through March 31, 2006 and during 2005, American Stock Transfer and Trust Company (AST) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), effective for the Plan year ending after December 15, 2006, applied retroactively for all periods presented, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP requires that the statement of net assets available for benefits be presented at fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Plan’s investment contract accounts in the Metlife Stable Value Account are fully benefit-responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract accounts approximate the contract value at December 31, 2006 and 2005.
Investments — Investments of the Plan are held by MG Trust (AST prior to April 1, 2006) and are invested based solely upon instructions received from participants.
The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.
Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes — The Plan has been amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.
Reconciliation of financial statements to Form 5500 — The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the reporting of benefits payable in the Form 5500 of approximately $11,000 at December 31, 2005.
Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment under the Plan. The percentage of individual participant’s contributions in Company common stock is limited to not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2006 and 2005 was as follows:

	2006	2005
Number of shares	158,844	204,518
Fair value	8,040,683	7,297,202
NOTE 3 — PARTICIPATION AND BENEFITS
Participant contributions — From September 1, 2006 through December 31, 2006, participants could elect to contribute from 2% to 75% of their Eligible Compensation, as defined by the Plan, per payroll period not to exceed the amount allowable under current income tax regulations. From January 1, 2006 through August 31, 2006 and during 2005, participants could elect to contribute from 2% to 20% of their Eligible Compensation, as defined by the Plan, per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participants’ direction and the Plan’s provisions.
Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2006, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. Pursuant to a Plan amendment, beginning in 2006, if a participant, who is active at the end of the year and at the time of deposit, made the maximum contribution allowed by law ($15,000 during 2006) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution was made for the year ended December 31, 2006.
Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).
Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.
Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.
Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2006 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 — INVESTMENTS
The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2006		2005
Fidelity Advisor Funds:
Value Strategies Fund	21,174,387		20,159,193
Overseas Fund	—		14,318,856
MFS Value Fund	30,124,331		24,581,875
Franklin Small Mid Cap Growth Fund	20,645,795		19,451,357
Metlife Stable Value Account	29,568,406		26,076,225
Vanguard Institutional Index Fund	25,851,822		21,899,851
American Funds Amcap Fund	19,152,384		17,187,200
Dodge and Cox International Stock Fund	24,192,037		—
Other Funds individually less than 5% of net assets	54,564,306	*	48,942,020	**

Assets held for investment purposes	225,273,468		192,616,577

*	Included in “Other Funds individually less than 5% of net assets” are investments in the Renaissance Investment Management, Inc. Balanced Investment Option Fund. This is a unitized fund which consists of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.

**	Included in “Other Funds individually less than 5% of net assets” are investments in the TCW Investment Management Company Large-Cap Growth Fund and the Renaissance Investment Management, Inc. Balanced Investment Option Fund. These funds are unitized funds which consist of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.
The Plan’s investment contract accounts in the Metlife Stable Value Account are fully-benefit responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract accounts approximate the contract value at December 31, 2006 and 2005.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31, 2006:

Mutual funds	$14,447,260
Common stock	2,972,508
Bonds	(38,364)

$17,381,404

NOTE 5 — PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)	EIN: 94-2634797 PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

		Description of investment including
		maturity date, rate of interest,	Current
	Identity of issue, borrower, lessor or similar party	collateral, par or maturity value	value

	Fidelity Advisor Balanced Fund	Mutual Fund	$8,482,012
	Fidelity Advisor Intermediate Bond Fund	Mutual Fund	4,226,013
	Fidelity Advisor Value Strategies Fund	Mutual Fund	21,174,387
	Franklin Small Mid Cap Growth Fund	Mutual Fund	20,645,795
	American Funds Amcap Fund	Mutual Fund	19,152,384
	MFS Value Fund	Mutual Fund	30,124,331
	Metlife Stable Value Account	Fixed Income Fund	29,568,406
	Vanguard Institutional Index Fund	Mutual Fund	25,851,822
	Dodge and Cox International Stock Fund	Mutual Fund	24,192,037
	Nuveen Tradewinds Value Opportunities Fund	Mutual Fund	4,839,406
	TCW Galileo Select Equities Fund	Mutual Fund	9,195,898
	Renaissance Investment Management, Inc. Balanced Investment Option Fund: **		—
	Aflac Inc.	Common Stock	220,340
	Allstate Corp.	Common Stock	246,130
	American Express Co.	Common Stock	236,431
	American International Group Inc Intl Lease Fin	Common Stock	233,683
	Amgen Inc.	Common Stock	213,810
	Bank of America Corp.	Common Stock	228,082
	Best Buy Co.	Common Stock	206,032
	Boeing Company	Common Stock	242,533
	Carlisle Inc.	Common Stock	228,278
	Cisco Systems Inc.	Common Stock	235,339
	Citigroup Inc.	Common Stock	253,212
	Coca-Cola Company	Common Stock	242,070
	Conocophillips	Common Stock	249,523
	Cvs Corp.	Common Stock	206,386
	Exxon Mobil Corp.	Common Stock	258,243
	Eli Lilly Co.	Common Stock	208,140
	Fedex Corp	Common Stock	216,659
	First Energy CP	Common Stock	239,873
	Franklin Resources Inc.	Common Stock	234,871
	Goldman Sachs Group Inc	Common Stock	228,455
	Hartford Financial Services Group	Common Stock	234,713
	Hewlett Packard Co	Common Stock	251,045
	Illinois Tool Works Inc.	Common Stock	205,645
	Intel Corporation	Common Stock	231,518
	Intl Business Machines Inc	Common Stock	242,486
	Johnson & Johnson	Common Stock	226,185
	Kohls Corp.	Common Stock	234,099
	Kroger Co	Common Stock	224,356
	Mcdonalds Corp.	Common Stock	250,420
	Metlife Inc.	Common Stock	240,525
	Microsoft Corp.	Common Stock	242,822
	Monsanto Company	Common Stock	248,519
	Morgan Stanley	Common Stock	252,596
	Motorola Inc.	Common Stock	215,354
	Nordstrom Inc.	Common Stock	246,355
	Nucor Inc.	Common Stock	222,311
	Occidental Petroleum Corp.	Common Stock	222,197
	Oracle Corp.	Common Stock	202,029
	PPL Corp.	Common Stock	232,942
	Penney JC Co Holding	Common Stock	222,333
	Reynolds American	Common Stock	245,875
	Texas Instruments Inc.	Common Stock	212,486
	Txu Corp	Common Stock	218,625
	United Technologies Corp.	Common Stock	224,634
	Unitedhealth Group Inc.	Common Stock	258,334
	Valero Energy Corp New	Common Stock	182,385
	Wal-Mart Stores Inc	Common Stock	223,395
	Wellpoint Inc.	Common Stock	258,103
	Wyeth	Common Stock	248,795
	Xto Energy Inc.	Common Stock	230,467
	U.S. Treasury Note, 4.000% due 03-15-10	Bonds	2,110,032
	U.S. Treasury Note, 4.875% due 04-30-11	Bonds	1,749,778
	U.S. Treasury Note, 5.125% due 05-15-16	Bonds	1,263,232
	MG Trust Managed Account	Money Market	71,019
*	Lam Research Unitized Stock Fund:
*	Lam Research Corporation Common Stock	Company Stock	8,040,683
*	MG Trust United NOW Account	Money Market	939,997
*	Cash and cash equivalents	Money Market	3,044
*	Participant loans	Interest rates ranging from 5.0% to 10.5%	2,063,553

		Total	$225,273,468

*	Party-in-interest

**	This fund is a unitized fund which consists of a number of investments managed specifically for the Plan, which are listed individually on this Schedule.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation Registrant
Date: June 22, 2007
	By:	/s/ Roch Leblanc
Roch Leblanc
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm